Exhibit 99.1

Rogers Communications Declares 50 Cents per Share Quarterly Dividend

October 3, 2025 payment date following September 8, 2025 record date

TORONTO, July 23, 2025 — Rogers Communications Inc. (TSX: RCI.A and RCI.B) (NYSE: RCI) (“Rogers”) announced that a quarterly dividend totaling 50 cents per share (the “Quarterly Dividend”) has been declared on each of its outstanding Class B Non-Voting shares and Class A Voting shares.

The declared Quarterly Dividend will be paid on October 3, 2025 to shareholders of record on September 8, 2025. Such quarterly dividends are only payable as and when declared by Rogers’ Board and there is no entitlement to any dividend prior thereto.

About Rogers Communications Inc:

Rogers is Canada’s leading communications and entertainment company and its shares are publicly traded on the Toronto Stock Exchange (TSX: RCI.A and RCI.B) and on the New York Stock Exchange (NYSE: RCI). For more information, please visit rogers.com or investors.rogers.com.

For further information:

Investor Relations

1-844-801-4792

investor.relations@rci.rogers.com